Exhibit 12.1

Lender Processing Services, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Years ended December 31,
	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes	$146,983	$212,411	$492,018	$455,718	$380,875
Plus: Amortization of capitalized interest	1,268	1,244	345	156	—
Less: Capitalized interest	(2,516)	(2,170)	(2,815)	(2,087)	(909)
Earnings, as adjusted	$145,735	$211,485	$489,548	$453,787	$379,966

Fixed Charges:
Interest expense	$75,758	$57,566	$66,561	$79,338	$46,880
Capitalized interest	2,516	2,170	2,815	2,087	909
Amortization of debt issuance costs	12,250	10,017	4,716	5,404	3,003
Total fixed charges	$90,524	$69,753	$74,092	$86,829	$50,792

Ratio of earnings to fixed charges	1.6	3.0	6.6	5.2	7.5